1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of June 2006
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2006.
1) The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	April 30, 2006	May 31, 2006	Changes
Vice Chairman	F. C. Tseng	38,800,891	38,610,891	-190,000
Director, President & CEO	Rick Tsai	25,246,795	25,056,795	-190,000
Senior Vice President	Kenneth Kin	3,134,860	3,099,860	-35,000
Senior Vice President	Stephen T. Tso	11,926,380	11,856,380	-70,000
Senior Vice President	C. C. Wei	5,301,321	5,191,321	-110,000
Senior Vice President	Mark Liu	9,737,792	9,617,792	-120,000
Vice President & General Counsel	Richard Thurston	2,214,211	2,164,211	-50,000
Vice President	Chiam Wu	1,727,464	1,427,464	-300,000
Vice President & CFO	Lora Ho	3,692,392	3,592,392	-100,000
Vice President	Wei-Jen Lo	467,552	457,552	-10,000
Vice President	Jason C.S. Chen	322,000	317,000	-5,000
Senior Director	L.C. Tu	7,844,827	7,811,827	-33,000
2) The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares   None.
3) The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$12,963,194,303
Facility and engineering equipment	NT$513,598,126
Corporate Bonds	NT$367,600,000
4) The disposition of assets   None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 22, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer